UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
FORM 6-K
________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: August 11, 2025
Commission File Number: 001-39307
________________________________
Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)
________________________________
2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)
________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Reports Financial Results for the Three and Six Months Ended June 30, 2025
Legend Biotech Corporation (“Legend Biotech”) is furnishing this report on Form 6-K to provide its unaudited interim condensed consolidated financial statements as of June 30, 2025 and for the three and six months ended June 30, 2025 and 2024 and to provide Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements. In addition, Legend Biotech is updating its pipeline of product candidates, as set forth in Exhibit 99.4 to this Form 6-K.

On August 11, 2025, Legend Biotech issued a press release regarding its unaudited financial results for the three and six months ended June 30, 2025 and recent business highlights, which is attached to this Form 6-K as Exhibit 99.1. The unaudited interim condensed consolidated financial statements as of June 30, 2025 and for the three and six months ended June 30, 2025 and 2024 are attached to this Form 6-K as Exhibit 99.2. Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached to this Form 6-K as Exhibit 99.3.

This report on Form 6-K, including Exhibits 99.1 (other than the information included under “Webcast/Conference Call Details” and “About Legend Biotech”), 99.2, 99.3 and 99.4, are hereby incorporated by reference into Legend Biotech’s Registration Statements on Form F-3 (Registration Nos. 333-278050, 333-257625 and 333-272222) and Legend Biotech’s Registration Statement on Form S-8 (Registration Nos. 333-239478 and 333-283217).
EXHIBIT INDEX

Exhibit	Title
99.1	Press Release, dated August 11, 2025.
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2025, and for the three and six months ended June 30, 2025, and 2024.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
99.4	Pipeline
101
The following materials from Legend Biotech’s Report on Form 6-K for the six months ended June 30, 2025 formatted in XBRL (eXtensible Business Reporting Language): (i) the Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) the Unaudited Interim Condensed Consolidated Statement of Financial Position, (iii) the Unaudited Interim Condensed Consolidated Statements of Changes in Equity, (iv) the Unaudited Interim Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Unaudited Interim Condensed Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

August 11, 2025	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer

Exhibit 99.2
LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Three months ended June 30,		Six months ended June 30,
(Dollars in thousands, except per share data)	2025	2024	2025	2024
REVENUE
License revenue	$35,338	$90,846	$44,686	$103,027
Collaboration revenue	219,717	93,254	405,332	171,735
Other revenue	3	2,423	93	5,752
Total revenue	255,058	186,523	450,111	280,514
Cost of collaboration revenue	(94,872)	(45,355)	(164,369)	(94,456)
Cost of license and other revenue	(3,119)	(5,096)	(4,966)	(10,734)
Research and development expenses	(98,302)	(112,626)	(200,226)	(213,590)
Administrative expenses	(32,594)	(35,353)	(64,057)	(67,282)
Selling and distribution expenses	(48,052)	(30,063)	(89,021)	(54,286)
Loss on asset impairment	—	—	(970)	—
Finance costs	(5,222)	(5,484)	(10,283)	(10,959)
Finance income*	10,433	17,049	22,489	30,919
Other (expense)/income, net*	(108,128)	12,435	(162,636)	62,116
Loss before tax	(124,798)	(17,970)	(223,928)	(77,758)
Income tax expense	(582)	(226)	(2,368)	(231)
Net loss	$(125,380)	$(18,196)	$(226,296)	$(77,989)

LOSS PER SHARE
Basic	$(0.34)	$(0.05)	$(0.62)	$(0.21)
Diluted	$(0.34)	$(0.05)	$(0.62)	$(0.21)

Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	$124,200	$(10,535)	$184,929	$(58,528)
Other comprehensive income/(loss), net of tax	124,200	(10,535)	184,929	(58,528)
Total comprehensive loss	$(1,180)	$(28,731)	$(41,367)	$(136,517)
*Certain prior year amounts have been reclassified to present finance income as a separate line item and to combine other income/(expense), net for comparative purposes.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT JUNE 30, 2025 AND CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2024

(Dollars in thousands)	June 30, 2025	December 31, 2024
NON-CURRENT ASSETS
Property, plant and equipment	$106,381	$99,288
Right-of-use assets	127,217	101,932
Time deposits	—	4,362
Intangible assets	2,137	2,160
Collaboration prepaid leases	198,646	172,064
Other non-current assets*	5,659	6,430
Total non-current assets	440,040	386,236
CURRENT ASSETS
Collaboration inventories, net	35,589	23,903
Trade receivables	27,584	6,287
Prepayments, other receivables and other assets	219,076	130,975
Pledged deposits	70	70
Time deposits	700,969	835,934
Cash and cash equivalents	266,586	286,749
Total current assets	1,249,874	1,283,918
TOTAL ASSETS	$1,689,914	$1,670,154

CURRENT LIABILITIES
Trade payables	$75,361	$38,594
Other payables and accruals	138,836	166,180
Government grants	651	532
Lease liabilities	5,906	4,794
Tax payable	11,550	20,671
Contract liabilities	33,178	46,874
Total current liabilities	265,482	277,645
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	310,264	301,196
Lease liabilities long term	71,742	44,613
Government grants	6,887	6,154
Total non-current liabilities	388,893	351,963
TOTAL LIABILITIES	654,375	629,608
EQUITY
Share capital	37	37
Reserves	1,035,502	1,040,509
Total equity	1,035,539	1,040,546
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,689,914	$1,670,154
*Certain prior year amounts have been reclassified to combine advance payments for property, plant, and equipment into other non-current assets for comparative purposes.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Dollars in thousands)	Share capital	Share premium*	Share-based compensation reserves*	Foreign currency translation reserve*	Retained accumulated losses*	Total equity
Balance at January 1, 2024	$36	$2,637,120	$54,621	$44,304	$(1,484,710)	$1,251,371
Net loss	—	—	—	—	(77,989)	(77,989)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—	—	(58,528)	—	(58,528)
Total comprehensive loss for the period	—	—	—	(58,528)	(77,989)	(136,517)
Exercise of share options	—	5,548	(1,843)	—	—	3,705
Reclassification of vested restricted share units	1	32,547	(32,547)	—	—	1
Equity-settled share-based compensation expense	—	—	40,442	—	—	40,442
Balance at June 30, 2024	$37	$2,675,215	$60,673	$(14,224)	$(1,562,699)	$1,159,002

Balance at January 1, 2025	$37	$2,695,976	$74,427	$(68,158)	$(1,661,736)	$1,040,546
Net loss	—	—	—	—	(226,296)	(226,296)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—	—	184,929	—	184,929
Total comprehensive income/(loss) for the period	—	—	—	184,929	(226,296)	(41,367)
Exercise of share options	—	2,777	(1,060)	—	—	1,717
Reclassification of vested restricted share units	—	35,641	(35,641)	—	—	—
Equity-settled share-based compensation expense	—	—	34,643	—	—	34,643
Balance at June 30, 2025	$37	$2,734,394	$72,369	$116,771	$(1,888,032)	$1,035,539
*These reserve accounts comprise the consolidated reserves of $1,035.5 million and $1,159.0 million in the consolidated statements of financial position as at June 30, 2025 and, 2024, respectively.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Six months ended June 30,
(Dollars in thousands)	2025	2024
CASH FLOWS (USED IN)/PROVIDED BY OPERATING ACTIVITIES
Loss before tax	$(223,928)	$(77,758)
Adjustments for:
Finance income	(22,489)	(30,919)
Finance costs	10,283	10,959
Provision for inventory reserve	(4,866)	6,425
Loss on asset impairment	970	—
Depreciation of property, plant and equipment	4,567	5,576
Loss on disposal of property, plant and equipment	250	2
Amortization of intangible assets	228	1,251
Depreciation of right-of-use assets	6,258	4,264
Fair value gains on financial assets measured at fair value through profit or loss	—	(201)
Foreign currency exchange loss/(gain), net	165,185	(60,704)
Equity-settled share-based compensation expense	34,643	40,442
Deferred government grant	(277)	(293)
	(29,176)	(100,956)
(Increase)/decrease in trade receivables	(20,280)	86,977
Increase in prepayments, other receivables and other assets	(84,418)	(30,341)
Decrease/(increase) in other non-current assets	771	(112)
Government grant received	995	85
Increase in collaboration inventories	(6,020)	(5,862)
Increase in trade payables*	36,035	20,842
(Decrease)/increase in other payables and accruals*	(17,762)	46,129
Decrease in other non-current liabilities	—	(56)
Decrease in contract liabilities, net	(18,502)	(20,467)
Increase in pledged deposits, net	—	(71)
Cash used in operations	(138,357)	(3,832)
Interest income received	37,905	19,285
Income tax paid	(15,167)	(847)
Interest on lease payments	(1,177)	(739)
Net cash (used in)/provided by operating activities	$(116,796)	$13,867
*Certain prior year amounts have been reclassified between increase in trade payables and (decrease)/increase in other payables and accruals for comparative purposes

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Six months ended June 30,
(Dollars in thousands)	2025	2024
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(11,226)	$(9,662)
Prepayment to collaborator for collaboration assets	(21,659)	(33,695)
Purchase of financial assets measured at fair value through profit or loss	—	(150,560)
Cash received from withdrawal of financial assets measured at fair value through profit or loss	—	108,163
Cash receipts of investment income	—	1,846
Addition in time deposits	(4,150,000)	(2,194,188)
Decrease in time deposits	4,274,000	1,186,317
Net cash provided by/(used in) investing activities	91,115	(1,091,779)
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES
Proceeds from exercise of share options	1,717	3,704
Principal portion of lease payments	(2,040)	(1,918)
Net cash (used in)/provided by financing activities	(323)	1,786
NET DECREASE IN CASH AND CASH EQUIVALENTS	(26,004)	(1,076,126)
Effect of foreign exchange rate changes, net	5,841	(334)
Cash and cash equivalents at beginning of year	286,749	1,277,713

CASH AND CASH EQUIVALENTS AT END OF PERIOD	266,586	201,253
Analysis of balances of cash and cash equivalents
Cash and bank balances	967,625	1,254,469
Less: Pledged deposits	70	431
Time deposits	700,969	1,052,785
Cash and cash equivalents as stated in the statement of financial position	266,586	201,253
Cash and cash equivalents as stated in the statement of cash flows	$266,586	$201,253

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
1. CORPORATE INFORMATION
Legend Biotech Corporation ("Legend") was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Act (As Revised) of the Cayman Islands. The registered office address of Legend is PO Box 10240, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1002, Cayman Islands.
Legend is an investment holding company. Legend's subsidiaries are principally engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications.
2.1. BASIS OF PREPARATION
The unaudited interim condensed consolidated financial statements of Legend and its subsidiaries (collectively referred to as the “Company”) for the three and six months ended June 30, 2025 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS34”) issued by the International Accounting Standards Board (the “IASB”).
The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's financial statements for the year ended December 31, 2024. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2024.
2.2. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE COMPANY
There were no new International Financial Reporting Standards (“IFRS”), amendments or interpretations issued by the IASB that became effective in the six months ended June 30, 2025 that had a material impact on the Company's unaudited interim condensed consolidated financial statements.
The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3. REVENUE
An analysis of revenue is as follows:

	Three months ended June 30,		Six months ended June 30,
(Dollars in thousands)	2025	2024	2025	2024
License revenue
License revenue - Novartis	$15,386	$15,769	$24,734	$27,950
License revenue - Janssen	—	75,077	—	75,077
License revenue - Related party sublicense*	19,952	—	19,952	—
License revenue - total	35,338	90,846	44,686	103,027
Collaboration revenue	219,717	93,254	405,332	171,735
Other revenue	3	2,423	93	5,752
Total Revenue	$255,058	$186,523	$450,111	$280,514

* License revenue - Related party sublicense: License revenue recognized under a license agreement where the related party is required to remit to the Company 10.0% of license payment it earns from sublicensing to third parties the specified patents and related know-how that are included in the agreement. The license revenue was recognized at the time when the related party received the payment from its licensor. The receivables in connection with this license revenue were recorded in trade receivables as of June 30, 2025 and were subsequently collected in July 2025.

An analysis of revenue by geographic area is as follows. The revenue information is based on the locations of the customers.

	Three months ended June 30,		Six months ended June 30,
(Dollars in thousands)	2025	2024	2025	2024
License and other revenue
United States of America	$15,386	$93,216	$24,734	$108,585
China	19,955	53	20,045	194
Total License revenue and Other revenue	$35,341	$93,269	$44,779	$108,779

Collaboration Revenue
United States of America	$179,217	$83,482	$338,159	$153,591
Europe	40,500	9,772	67,173	18,144
Total Collaboration revenue	$219,717	$93,254	$405,332	$171,735

Total Revenue	$255,058	$186,523	$450,111	$280,514

An analysis of the timing of transfer of goods or services is as follows:

	Three months ended June 30,		Six months ended June 30,
(Dollars in thousands)	2025	2024	2025	2024
Revenue at a point in time	$239,672	$170,754	$425,377	$252,564
Revenue over time*	15,386	15,769	24,734	27,950
Total Revenue	$255,058	$186,523	$450,111	$280,514
*All revenue streams are recognized at a point in time except for License Revenue for Novartis which is recognized over time.

4. OTHER (EXPENSE)/INCOME, NET
The following table summarizes the total other (expense)/income, net:

	Three months ended June 30,		Six months ended June 30,
(Dollars in thousands)	2025	2024	2025	2024
Foreign currency exchange (loss)/gain, net	$(109,993)	$12,187	$(165,185)	$60,704
Other income, net	1,865	248	2,549	1,412
Total other (expense)/income, net	$(108,128)	$12,435	$(162,636)	$62,116

The foreign currency exchange (loss)/gain, net is comprised mainly of the unrealized foreign exchange (loss)/gain that was primarily related to changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EUR.

5. LOSS PER SHARE
The basic income or loss per share is calculated by dividing net income or loss by the weighted average ordinary shares outstanding. The diluted loss per share equals the basic loss per share amounts presented for the three and six months ended June 30, 2025 and 2024, as the impact of the outstanding share options and RSUs had an anti-dilutive effect on the basic loss per share amounts presented.
The calculations of basic and diluted loss per share are based on:

	Three months ended June 30,		Six months ended June 30,
(Dollars in thousands, except per share data)	2025	2024	2025	2024
Net loss	$(125,380)	$(18,196)	$(226,296)	$(77,989)

Weighted average shares outstanding:
Basic	368,271,125	365,204,154	367,900,548	364,610,589
Diluted	368,271,125	365,204,154	367,900,548	364,610,589

Loss per share:
Basic	$(0.34)	$(0.05)	$(0.62)	$(0.21)
Diluted	$(0.34)	$(0.05)	$(0.62)	$(0.21)

6. LEASES
The Company as a lessee
The Company has leases for office, research laboratory and manufacturing facilities, equipment, vehicles, and land. The terms of the leases vary, although most generally have lease terms between 3 and 29 years. Lump sum payments were made upfront to acquire the leasehold land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these leasehold land. Leases with terms of 12 months or less are expensed as incurred.
Collaboration assets represent the Company’s share of assets leased to the collaboration from Janssen Biotech, Inc., a Johnson & Johnson company ("Janssen"), which purchased the assets on behalf of the collaboration, in connection with our collaboration and license agreement (the "Janssen Agreement"). Collaboration assets under construction that will be leased to the collaboration from Janssen when placed into service are classified as collaboration prepaid leases on the consolidated financial statements.
(a)Right-of-use assets
The carrying amounts of the Company’s right-of-use assets and the movements for the six months ended June 30, 2025 are as follows:

(Dollars in thousands)	2025
Right-of-use assets at January 1, 2025	$101,932
Additions	24,481
Disposals	(466)
Impairment	(970)
Exchange realignment	8,498
Depreciation of right-of-use assets	(6,258)
Right-of-use assets at June 30, 2025	$127,217
(b)Lease liabilities
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The balance of the Company’s lease liabilities and the movements for the six months ended June 30, 2025 are as follows:

(Dollars in thousands)	2025
Carrying amount at January 1, 2025	$49,407
Additions	23,946
Accretion of interest recognized during the period	1,170
Payments	(3,210)
Exchange realignment	6,335
Carrying amount at June 30, 2025	$77,648
Analyzed into:
Current portion	$5,906
Non-current portion	$71,742
Carrying amount at June 30, 2025	$77,648

7. COLLABORATION INVENTORIES, NET

(Dollars in thousands)	June 30, 2025	December 31, 2024
Raw materials	$21,771	$17,454
Work-in-process	5,781	4,440
Finished goods	8,037	2,009
Total collaboration inventories, net	$35,589	$23,903
The Company's reserve for inventory was $16.8 million and $21.7 million as of June 30, 2025 and December 31, 2024, respectively. The Company’s reserve for inventory was primarily related to certain batches or units of product that did not meet quality specifications, and expired materials. The inventory reserve was included in the collaboration cost of sales.
8. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

(Dollars in thousands)	June 30, 2025	December 31, 2024
Other collaboration receivables	$194,198	$112,656
Other receivables	1,050	780
Lease receivables	336	568
VAT recoverable	5,824	4,597
Prepayments	17,668	12,374
Total	$219,076	$130,975
None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default. The Company estimated that the expected credit loss for the above receivables as at June 30, 2025 and December 31, 2024 is insignificant.
9. COLLABORATION INTEREST-BEARING ADVANCED FUNDING

	Effective interest rate (%)	Maturity	June 30, 2025
			US$’000
Non-current
Collaboration Interest-bearing Advanced Funding	7.22	No specific maturity date	310,264

Pursuant to the Janssen Agreement, the Company is entitled to receive funding advances from the collaborator when certain operational conditions are met. As a result, the Company took an initial funding advance with principal amounting to $17.3 million on June 18, 2021, a second funding advance with principal amounting to $53.1 million on September 17, 2021, a third funding advance with principal amounting to $49.3 million on December 17, 2021, a forth funding advance with principal amounting to $5.3 million on March 18, 2022, a fifth funding advance with principal amounting to $60.9 million on June 17, 2022, a sixth funding advance with principal amounting to $60.5 million on September 16, 2022, and a seventh funding advance with principal amounting to $3.6 million on December 16, 2022, by reducing the same amount of other payables due to the collaborator, respectively (collectively, the “Funding Advances”).
These Funding Advances are accounted for as interest-bearing borrowings funded by the collaborator, constituted by a principal amounting to $250.0 million and applicable interests accrued amounting to $60.3 million upon such principal. The respective interest rate of each borrowing has transitioned from London Interbank Offered Rate (LIBOR) to Secured Overnight Financing Rate (SOFR) in accordance with the LIBOR ACT. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. For each of the seven batches of funding advances, interest started to accrue from June 18, 2021, September 17, 2021, December 17, 2021, March 18, 2022, June 17, 2022, September 16, 2022, and December 16, 2022, respectively.
The interest for collaboration interest-bearing advanced funding was $4.5 million and $5.2 million for the three months ended June 30, 2025, and 2024, respectively, and $9.1 million and $10.2 million for the six months ended June 30, 2025, and 2024, respectively. These amounts are included in Finance Costs on the consolidated statement of profit or loss and other comprehensive income/(loss).
Pursuant to the terms of the Janssen Agreement, the collaborator may recoup the aggregate amount of Funding Advances, together with interest thereon, from Company’s share of pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. The Company’s management estimated the loan will not be recouped by the collaborator within one year, nor does the Company expect to repay the funding advances within one year, and thus the loan was classified as a long-term liability.
10. SHARE CAPITAL AND SHARE PREMIUM
Shares

	June 30, 2025	December 31, 2024
	US$’000	US$’000
Authorized:
2,000,000,000 ordinary shares of $0.0001 each	200	200
Issued and fully paid:
369,141,409 and (2024: 367,298,315) ordinary shares of $0.0001 each	37	37
A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2024 and January 1, 2025	367,298,315	37	2,695,976	2,696,013
Exercise of share options	528,748	—	2,777	2,777
Reclassification of vesting of restricted share units	1,314,346	—	35,641	35,641
At June 30, 2025	369,141,409	37	2,734,394	2,734,431
11. SUBSEQUENT EVENT
On July 4, 2025, the President of the United States signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA Act introduces several significant tax law changes to U.S. federal tax law, including the restoration of immediate expensing for domestic R&D expenditures, modifications to bonus depreciation and interest deductibility, and other corporate tax reforms. Since the legislation was enacted after the balance sheet date, the effects are not reflected in the financial statements for the three and six months ended June 30, 2025. The Company is currently evaluating the impact of these provisions.
12. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The interim condensed consolidated financial statements were approved and authorized for issue by the Audit Committee of the Board of Directors on August 6, 2025.

Exhibit 99.3
In this Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company” and “Legend Biotech” refer to Legend Biotech Corporation and its consolidated subsidiaries. “Legend Biotech,” the Legend logo and other trademarks or service marks of the Company appearing in this MD&A are the property of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this MD&A are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. CARVYKTI is a registered trademark in the United States of Johnson & Johnson. Other trade names, trademarks and service marks of other companies appearing in this MD&A are the property of their respective holders. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read together with our interim condensed consolidated financial statements and the accompanying notes.

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of present and historical facts and conditions are forward-looking statements. Forward-looking statements can often be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our financial needs, our operational results and other future conditions. These forward-looking statements involve various risks and uncertainties. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, our strategies and objectives; statements relating to CARVYKTI, including our expectations for CARVYKTI, such as our manufacturing and commercialization expectations for CARVYKTI and the potential effect of treatment with CARVYKTI; statements related to Legend Biotech’s ability to fund its operations and achieve operating profit; uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; the impact of U.S. or foreign laws and regulations on our operations, including the impact of tariffs; the impact of U.S. or foreign laws and regulations on our operations, including the impact of tariffs; competition in general; government, industry, and general product pricing and other political pressures; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials; delays or disruptions at manufacturing facilities; proliferation and continuous evolution of new technologies; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 11, 2025 (the “Annual Report”) and under “Risk Factors” in any other reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Overview
We are a global biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 2,800 employees in the United States, China and Europe, our differentiated technology, as well as our global development and manufacturing expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel, ("cilta-cel") (referred to as LCAR- B38M for purposes of our LEGEND-2 trial), is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen Biotech, Inc., a Johnson & Johnson company ("Janssen"), for the treatment of multiple myeloma (“MM”). Clinical trial results achieved to date demonstrate that cilta-cel is the first CAR-T cell therapy to demonstrate overall survival benefit when compared to standard therapies in patients with relapsed and refractory multiple myeloma ("RRMM") with a manageable safety profile.

On February 28, 2022, cilta-cel was approved by the U.S. Food and Drug Administration (the “FDA”) under the trademark CARVYKTI for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. In April 2024, the FDA approved CARVYKTI for the treatment of patients with RRMM who have received at least one prior line of therapy, including proteasome inhibitor, and an immunomodulatory agent, and are refractory to lenalidomide. CARVYKTI is our first and only product approved by a health authority.

Recent Business Developments
•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) net trade sales of approximately $439 million
•CARVYKTI® demonstrated positive long-term outcomes in CARTITUDE-1 study with one-third of patients remaining progression-free for ≥5 years
•Presented other important CARVYKTI® and new solid tumor data at ASCO
•Over 7,500 patients treated to date
•Cash and cash equivalents, and time deposits of $1.0 billion, as of June 30, 2025

Global Economic Conditions

Worldwide economic conditions remain uncertain and we continue to monitor the impact of macroeconomic conditions, including those related to the public health crises, international tension and conflicts, the failure and instability of financial institutions and rising inflation rates.
Changes in tariffs, supply chain constraints, logistics challenges, labor shortages, international tension and conflicts and steps taken by governments and central banks, have led to fluctuating inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including fluctuating interest rates. Our manufacturing activities in the US, Europe and China have continued. Currently, we have not experienced any material impact to our supply chain as a result of inflation and fluctuating interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We believe we have established robust sourcing strategies for all necessary materials and do not expect any significant impact.
Specifically with respect to the current tariffs imposed by the Trump administration, we do not currently believe such tariffs will have a material impact on our financial condition, as pharmaceuticals were exempted from these tariffs. However, the Trump administration has announced an intention to implement tariffs for pharmaceuticals at a future date. While the impact of any such pharmaceutical tariffs on Legend may be mitigated by the fact that the U.S. Carvykti supply is domestically produced at the Raritan site in New Jersey and at the Novartis CMO facility in Morris Plains, New Jersey, we may face tariff exposure from certain pharmaceutical ingredients and processing materials that are imported from outside the U.S.

If these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term and could negatively affect our operations. Although we do not believe that these macroeconomic conditions have had a material impact on our financial position or results of operations to date, we may experience impacts in the near future (especially if inflation rates begin to rise again or significant tariffs are imposed on pharmaceutical ingredients) on our operating costs, including our cost of goods sold, labor costs and research and development costs, due to tariffs, supply chain constraints, consequences associated with public health crises, international tension and conflicts, and employee availability and wage increases, which may result in additional stress on our working capital resources.
Comparison of Three Months Ended June 30, 2025 and 2024
The following table summarizes our results of operations for the three months ended June 30, 2025 and 2024:

	Three months ended June 30,		Variance
(Dollars in thousands)	2025	2024
Consolidated Statement of Operations Data:
Revenue
License revenue	$35,338	$90,846	$(55,508)
Collaboration revenue	219,717	93,254	126,463
Other revenue	3	2,423	(2,420)
Total revenue	255,058	186,523	68,535
Operating expenses:
Cost of collaboration revenue	(94,872)	(45,355)	(49,517)
Cost of license and other revenue	(3,119)	(5,096)	1,977
Research and development expenses	(98,302)	(112,626)	14,324
Administrative expenses	(32,594)	(35,353)	2,759
Selling and distribution expenses	(48,052)	(30,063)	(17,989)
Finance costs	(5,222)	(5,484)	262
Finance income	10,433	17,049	(6,616)
Other (expense)/income, net	(108,128)	12,435	(120,563)
Loss before tax	(124,798)	(17,970)	(106,828)
Income tax expense	(582)	(226)	(356)
Net loss	$(125,380)	$(18,196)	$(107,184)
Revenue
License Revenue
License revenue was $35.3 million for the three months ended June 30, 2025, compared to $90.8 million for the three months ended June 30, 2024. The decrease was primarily driven by the timing of $75.1 million of milestones achieved during the three months ended June 30, 2024 under the Janssen Agreement, while we did not achieve any milestones from the Janssen Agreement for the three months ended June 30, 2025.

The decrease was offset by an increase in license revenue recognized in the three months ended June 30, 2025, under an exclusive agreement with a related party. For the three months ended June 30, 2025, we recognized $20.0 million in license revenue under this agreement. No license revenue was recognized under this agreement during the three months ended June 30, 2024.
Collaboration Revenue
Collaboration revenue was $219.7 million for the three months ended June 30, 2025, compared to $93.3 million for the three months ended June 30, 2024. The increase was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen Agreement.

Operating Expenses
Cost of Collaboration Revenue
Cost of collaboration revenue was $94.9 million for the three months ended June 30, 2025, compared to $45.4 million for the three months ended June 30, 2024. The increase was primarily due to our share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement and expenditures to support expansion in manufacturing capacity.
Research and Development Expenses
Research and development expenses were $98.3 million for the three months ended June 30, 2025 compared to $112.6 million for the three months ended June 30, 2024. The decrease was due to higher research and development activities in cilta-cel for the three months ended June 30, 2024, driven by start-up costs for clinical production at our two Belgium facilities. With one of those facilities now manufacturing commercial product, clinical production has scaled back, resulting in lower research and development expenses for the current period.
Administrative Expenses
Administrative expenses were $32.6 million for the three months ended June 30, 2025, compared to $35.4 million for the three months ended June 30, 2024. Administrative expenses remained relatively flat, with an increase in staffing-related expenses due to higher headcount, offset by lower IT expenses due to the timing of completion of existing projects or the initiation of new projects compared to the same period in the prior year.
Selling and Distribution Expenses

Selling and distribution expenses were $48.1 million for the three months ended June 30, 2025, compared to $30.1 million for the three months ended June 30, 2024. The increase was due to increased costs associated with commercial activities including expansion of the sales force due to growing sales of CARVYKTI®.
Finance Income
Finance income for the three months ended June 30, 2025 was $10.4 million, compared to $17.0 million for the three months ended June 30, 2024. The decrease of $6.6 million was primarily driven by less interest income earned from various bank accounts and time deposits.
Other Income/(Expense), net
Other expense was $108.1 million for the three months ended June 30, 2025.
Other income was $12.4 million for the three months ended June 30, 2024.
Other income/(expense), net is primarily impacted by unrealized foreign exchange gain/loss on our intercompany loan and cash balances due to exchange rate changes between USD and EUR.

Comparison of Six Months Ended June 30, 2025 and 2024
The following table summarizes our results of operations for the six months ended June 30, 2025 and 2024:

	Six months ended June 30,		Variance
(Dollars in thousands)	2025	2024
Consolidated Statement of Operations Data:
Revenue
License revenue	$44,686	$103,027	$(58,341)
Collaboration revenue	405,332	171,735	233,597
Other revenue	93	5,752	(5,659)
Total revenue	450,111	280,514	169,597
Operating expenses:
Cost of collaboration revenue	(164,369)	(94,456)	(69,913)
Cost of license and other revenue	(4,966)	(10,734)	5,768
Research and development expenses	(200,226)	(213,590)	13,364
Administrative expenses	(64,057)	(67,282)	3,225
Selling and distribution expenses	(89,021)	(54,286)	(34,735)
Loss on impairment asset	(970)	—	(970)
Finance costs	(10,283)	(10,959)	676
Finance income	22,489	30,919	(8,430)
Other (expense)/income, net	(162,636)	62,116	(224,752)
Loss before tax	(223,928)	(77,758)	(146,170)
Income tax expense	(2,368)	(231)	(2,137)
Net loss	$(226,296)	$(77,989)	$(148,307)
Revenue
License Revenue
License revenue was $44.7 million for the six months ended June 30, 2025, compared to $103.0 million for the six months ended June 30, 2024. The decrease of $58.3 million was primarily driven by the timing of $75.1 million of milestones achieved during the six months ended June 30, 2024 under the Janssen Agreement, while we did not achieve any milestones from the Janssen Agreement for the six months ended June 30, 2025.

Additionally, the decrease in license revenue is attributed to revenue recognized pursuant to the Novartis License Agreement. This revenue is recognized over time as we conduct a Phase 1 clinical trial for LB2102. A $3.3 million decrease resulted from the timing of the underlying activities performed in connection with such trial.

These decreases were offset by an increase in license revenue recognized under an exclusive agreement with a related party. For the six months ended June 30, 2025, we recognized approximately $20.0 million in license revenue under this agreement. No license revenue was recognized under this agreement during the six months ended June 30, 2024.

Collaboration Revenue
Collaboration revenue for the six months ended June 30, 2025 was $405.3 million, compared to $171.7 million for the six months ended June 30, 2024. The increase of $233.6 million was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen Agreement.

Other Revenue
Other revenue was $0.1 million for the six months ended June 30, 2025, compared to $5.8 million for the six months ended June 30, 2024. This decrease of $5.7 million was driven by a decrease in other revenue recognized from the supply of materials to Novartis in connection with the Novartis License Agreement for the six months ended June 30, 2024, which did not recur for the six months ended June 30, 2025 since the material supply was substantially completed in 2024.
Operating Expenses
Cost of Collaboration Revenue
Cost of collaboration revenue was $164.4 million for the six months ended June 30, 2025, compared to $94.5 million for the six months ended June 30, 2024. The increase was primarily due to our share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement and expenditures to support expansion in manufacturing capacity.
Cost of License and Other Revenue
Cost of license and other revenue was $5.0 million for the six months ended June 30, 2025, compared to $10.7 million for the six months ended June 30, 2024 and consisted of costs recognized in connection with the Novartis License Agreement.
Research and Development Expenses
Research and development expenses were $200.2 million for the six months ended June 30, 2025 compared to $213.6 million for the six months ended June 30, 2024. The decrease was due to higher research and development activities in cilta-cel in the six months ended June 30, 2024, driven by start-up costs for clinical production at our two Belgium facilities. With one of those facilities now manufacturing commercial product, clinical production has scaled back, resulting in lower research and development expenses for the current period.
Administrative Expenses
Administrative expenses were $64.1 million for the six months ended June 30, 2025, compared to $67.3 million for the six months ended June 30, 2024. Administrative expenses remained relatively flat, with an increase in staffing-related expenses due to higher headcount, offset by lower IT expenses due to the timing of completion of existing projects or the initiation of new projects compared to the same period in the prior year.
Selling and Distribution Expenses

Selling and distribution expenses were $89.0 million for the six months ended June 30, 2025, compared to $54.3 million for the six months ended June 30, 2024. The increase was due to increased costs associated with commercial activities including expansion of the sales force due to growing sales of CARVYKTI®.
Finance Income
Finance income for the six months ended June 30, 2025 was $22.5 million, compared to $30.9 million for the six months ended June 30, 2024. The decrease of $8.4 million was primarily driven by less interest income earned from various bank accounts and time deposits.
Other Income/(Expense), net
Other expense was $162.6 million for the six months ended June 30, 2025.
Other income was $62.1 million for the six months ended June 30, 2024.
Other income/(expense), net is is primarily driven by unrealized foreign exchange gain/loss on our intercompany loan and cash balances due to exchange rate changes between USD and EUR.

Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have incurred significant operating losses. We expect to incur operating losses in the near term as we advance the preclinical and clinical development of our research programs and product candidates. As of June 30, 2025, we had approximately $266.6 million in cash and cash equivalents, approximately $701.0 million of time deposits. We believe our cash and cash equivalents, and time deposits of $1.0 billion, as of June 30, 2025, cash that will be generated from our operations, and our ability to access capital markets serve as sources of liquidity if needed and will provide sufficient resources to meet our operational needs and loan repayment needs for at least the next twelve months.

With the exception of our first product, CARVYKTI, which was initially approved by the FDA on February 28, 2022, we do not currently have any approved products and we have not generated any revenue from product sales for other products. From inception through June 30, 2025, we have funded our operations primarily with approximately:

•$3.9 million in capital contributions from Genscript Biotech Corporation ("Genscript");
•$160.5 million in gross proceeds from the sale of our Series A preference shares;
•$760.0 million in upfront and milestone payments from Janssen under our collaboration and license agreement;
•$450.1 million in net proceeds from our U.S. initial public offering and an additional $12 million from a concurrent private placement with Genscript;
•$300.0 million in net proceeds from our private placement to an investor and related warrant issuance in May 2021;
•$323.4 million in net proceeds from our public offering of ADSs that closed in December 2021;
•$250.0 million in advances from Janssen under the Janssen Agreement;
•$377.6 million in net proceeds from our public offering of ADSs that closed in July 2022;
•$234.4 million in net proceeds from private placements to certain investors in May and June 2023;
•$349.3 million in net proceeds from our public offering of ADS that closed in May 2023;
•$199.7 million in net proceeds from the exercise in full of a warrant held by one of our investors; and
•$100.0 million upfront payment from Novartis under the Novartis License Agreement.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in the People's Republic of China (the "PRC"), are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. Under PRC regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview - Government Regulation - PRC Regulation - Other PRC National- and Provincial-Level Laws and Regulations - Regulations Relating to Dividend Distributions” in our Annual Report on Form 20-F for the year ended December 31, 2024.
Cash Flows

The following table shows a summary of our cash flow:

	Six months ended June 30,
(Dollars in thousands)	2025	2024
Net cash (used in)/provided by operating activities	$(116,796)	$13,867
Net cash provided by/(used in) by investing activities	91,115	(1,091,779)
Net cash (used in)/provided by financing activities	(323)	1,786
Net decrease in cash and cash equivalents	$(26,004)	$(1,076,126)

Operating Activities
Net cash used in operating activities for the six months ended June 30, 2025 was $116.8 million, primarily as a result of net loss before tax of $223.9 million after adjusting for non-cash items, and changes in operating assets and liabilities. Adjustments mainly included $22.5 million of finance income, offset by $165.2 million of foreign exchange loss, net and $34.6 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include an increase in prepayment, other receivable and other assets of $84.4 million, an increase in trade receivables of $20.3 million, a decrease in other payables and accruals of $17.8 million, and a decrease in contract liabilities, net of $18.5 million. This was partially offset by an increase in trade payables of $36.0 million. Cash items primarily include interest income received of $37.9 million. This was partially offset by income tax payment of $15.2 million.

Net cash provided by operating activities for the six months ended June 30, 2024 was $13.9 million, primarily as a result of net loss before tax of $77.8 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items mainly included $30.9 million of finance income, $11.0 million of finance cost, $6.4 million for the provision for inventory reserves, $5.6 million of depreciation expense of property, plant and equipment, $4.3 million of depreciation of right-of-use assets, $60.7 million of foreign exchange gains and $40.4 million of equity-settled share-based compensation expenses and a decrease in contract liabilities, net of $20.5 million. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $87.0 million, increase in prepayment, other receivable and other assets of $30.3 million, increase in collaboration inventories of $5.9 million, increase in trade payables of $20.8 million, increase in other payables and accruals of $46.1 million. Cash items primarily include interest income received of $19.3 million.
Investing Activities
Net cash provided by investing activities for the six months ended June 30, 2025 was $91.1 million, consisting primarily of decreases in time deposits of $4.3 billion. This was partially offset by a $4.2 billion addition of time deposits, a $21.7 million prepayment to our collaborator for collaboration assets, and purchases of property, plant, and equipment of $11.2 million.

Net cash used in investing activities for the six months ended June 30, 2024, was $1.1 billion, consisting primarily of additions in time deposits of $2.2 billion, purchases of financial assets measured at fair value through profit or loss of $150.6 million, a prepayment to our collaborator for collaboration assets of $33.7 million and purchases of property, plant and equipment of $9.7 million. These were partially offset by decreases of time deposits of $1.2 billion and cash received from the withdrawal of financial assets measured at fair value through profit or loss of $108.2 million.
Financing Activities
Net cash used in financing activities for the six months ended June 30, 2025 was $0.3 million, consisting primarily of the principal portion of lease payments of $2.0 million, partially offset by proceeds from exercise of share options of $1.7 million.
Net cash provided by financing activities for the six months ended June 30, 2024 was $1.8 million, consisting primarily of the increase in proceeds from exercise of share options of $3.7 million, partially offset by the principal portion of lease payments of $1.9 million.
Funding Requirements
We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, following the FDA’s approval of CARVYKTI, we continue to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution. For example, in addition to investing in our own facilities, we have supplemented our manufacturing capabilities and infrastructure by entering into agreements with a CMO and may enter into additional CMO agreements in the future. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we may need to obtain additional funding in connection with our continuing operations. If we are unable to raise capital if and when needed or on attractive terms, or if we are unable to achieve an operating profit, excluding unrealized foreign exchange gains or losses, which we anticipate in fiscal year 2026, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.
Although consequences of the macroeconomic conditions, including global conflicts and inflation, and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents, and time deposits of $1.0 billion, cash that will be generated from our operations, and our ability to access capital markets serve as sources of liquidity if needed and will provide sufficient resources to meet our operational needs and loan repayment needs for at least the next twelve months. Our future capital requirements will depend on many factors, including:
•the amount and timing of revenue we receive from commercial sales of CARVYKTI under the Janssen Agreement;
•the scope, progress, results and costs of product discovery, preclinical studies and clinical trials;
•the scope, prioritization and number of our research and development programs;
•the costs, timing and outcome of regulatory review of our product candidates;
•our ability to establish and maintain collaborations on favorable terms, if at all;
•the achievement of milestones or occurrence of other developments that trigger payments under the Janssen Agreement, Novartis License Agreement and any other collaboration agreements we enter into;
•the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•the extent to which we acquire or in-license other product candidates and technologies;
•the costs of securing manufacturing arrangements for commercial production; and
•the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.
In addition to our commercial product CARVYKTI, we have a broad portfolio of earlier-stage product candidates. Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales for such product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues from earlier-stage product candidates, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we may need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.
To supplement our cash proceeds from the product revenue, we may need to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, holders of our ADSs will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market that we would otherwise prefer to develop and market ourselves.
Under the Janssen Agreement, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term Secured Overnight Financing Rate (“SOFR”) plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of June 30, 2025, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $60.3 million, respectively.
Certain Supplemental Non-IFRS Metrics

Our management uses various financial metrics, including certain metrics that are not prepared in accordance with IFRS, to measure and assess the performance of our business, to make critical business decisions, and to assess our compliance with certain financial obligations. We therefore believe that presentation of certain of these non-IFRS metrics alongside the IFRS measures will aid investors in understanding our business.

The non-IFRS metrics should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. We strongly encourage investors to review our historical financial statements in their entirety and to use the measures presented in accordance with IFRS as the primary means of evaluating our performance. Moreover, we encourage investors to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures. In addition, non-IFRS metrics are not uniformly defined by all companies, including those in our industry. Accordingly, non-IFRS metrics may not be comparable with similarly titled measures and disclosures by other companies, and we therefore encourage investors to review the discussions of these non-IFRS financial measures particularly the limitations on their usefulness and to understand how such measures differ from similarly titled measures that may be presented by other companies in the pharmaceutical industry or in general.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share
We use Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share (which we sometimes refer to as “Adjusted EPS” or “ANI per Share”, respectively) as performance metrics. Adjusted Net Income (Loss) and ANI per share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Income (Loss) does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.
•Adjusted Net Income (Loss) excludes unrealized foreign exchange gain or loss which resulted primarily from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EUR.
•Adjusted Net Income (Loss) does not reflect changes in, or cash requirements for, our working capital needs.
•In addition, Adjusted Net Income (Loss) excludes such as share based compensation expense, which has been, and will continue to be for the foreseeable future, non-cash expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Income (Loss) and ANI per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Income (Loss) and ANI per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Income (Loss) as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Income (Loss) provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Income (Loss) as net income (loss) adjusted for (1) non-cash items such as depreciation and amortization, share based compensation, and loss on impairment asset, and (2) unrealized foreign exchange gain or loss mainly related to intercompany loan balances and cash deposit balances as a result of exchange rate changes between USD and EUR.
ANI per Share is computed by dividing Adjusted Net Income (Loss) by the weighted average shares outstanding.
A reconciliation between Adjusted Net Income (Loss) and Net Loss, the most directly comparable measure under IFRS, has been provided in the table below.

	Three months ended June 30,		Six months ended June 30,
(Dollars in thousands, except per share data)	2025	2024	2025	2024
Net loss	$(125,380)	$(18,196)	$(226,296)	$(77,989)
Depreciation and amortization	5,854	5,369	11,053	11,091
Share based compensation	18,697	21,739	34,643	40,442
Impairment loss	—	—	970	—
Unrealized foreign exchange loss/(gain) (included in Other income/(expense), net)	110,920	(11,419)	162,722	(61,308)
Adjusted net income/(loss) (ANI)	$10,091	$(2,507)	$(16,908)	$(87,764)

ANI per share:
ANI per share - basic	$0.03	$(0.01)	$(0.05)	$(0.24)
ANI per share - diluted*	$0.03	$(0.01)	$(0.05)	$(0.24)
*The diluted weighted average shares outstanding used in the calculation of the diluted ANI per share for the three months ended June 30, 2025 is 377,041,415.
Quantitative and Qualitative Disclosures About Market Risk
Our cash is held in readily available operating accounts and short to medium term deposits and securities. These securities are principal secured and not adversely impacted by interest rate fluctuations. As a result, a change in market interest rates would not have any significant impact on our cash balance.
The interest rate pursuant to our collaboration and license agreement with Janssen, has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Accordingly, changes in SOFR could result in fluctuations in our cash flow. For example, based on the $250.0 million aggregate principal amount of advances outstanding from Janssen as of June 30, 2025, a 0.5% (fifty basis point) per annum increase in SOFR would result in an additional $1.3 million per year in interest payable by the Company.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2025 and 2024.

Our financial results are subject to fluctuations due to foreign exchange rate movements. We conduct business in multiple currencies, and as a result, we are exposed to exchange rate fluctuations that may impact our financial statements. Unrealized foreign exchange gains and losses arise from the revaluation of monetary assets and liabilities denominated in foreign currencies, as well as from translation adjustments related to our international operations. These unrealized gains and losses can significantly impact our net income and financial position, even when there is no underlying economic impact on our cash flows. If exchange rates move unfavorably, we may experience substantial unrealized losses, which could negatively affect our reported earnings and create volatility in our financial performance.
In addition, the value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. In recent years, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Significant revaluation of the RMB may have a negative effect on our business.

As of the date thereof, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.